Katherine R. Kelly Vice President, Associate General Counsel & Corporate Secretary 430 East 29 Street New York, New York 10016 Tel 212-546-4852 katherine.kelly@bms.com

September 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Keira Nakada and Bonnie Baynes, Office of Healthcare and Insurance

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 13, 2018
Form10-Q for the Quarterly Period Ended June 30, 2018
Filed July 26, 2018
File No. 001-01136

Dear Ms. Nakada and Ms. Baynes:

This letter responds to the follow-up comment letter (the “Comment Letter”) dated August 23, 2018 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (“2017 Fiscal Year End 10-K) and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (“2018 2Q Form 10-Q) of Bristol-Myers Squibb Company (the “Company” or “BMS”) and reflects our conversation with the Staff on September 5, 2018.  For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Ms. Nakada and Ms. Baynes	Page 2
Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 3. Revenue Recognition, page 8

1.
Please revise your proposed disclosure to describe how you recognize constrained variable consideration and at what amount when the uncertainty associated with the variable consideration is subsequently resolved.

Thank you for your comment. We will revise our disclosure accordingly.  Please see Attachment A for proposed revised disclosure to be included in our Form 10-Q for the quarter ended September 30, 2018.

2.
You state that “the license is a distinct performance obligation in [y]our current arrangements and have concluded that the variable consideration relates entirely to the license.” Please provide supporting analysis for this conclusion referencing ASC 606-10-32-39 to -41 for the collaboration arrangements under which there are multiple performance obligations, including development services.

Thank you for your comment.

To clarify, the statement above that “the license is a distinct performance obligation in our current arrangements and [we] have concluded that the variable consideration relates entirely to the license” was not intended to apply to our collaboration agreements or to imply that the license in our collaborations is a distinct obligation from development and commercial services under those arrangements.  In our collaborations, the license is combined with development and commercial services and accounted for as a single performance obligation. This performance obligation is distinct from any supply obligations because the counterparty can benefit from the rights either on its own or together with other alternative sources of product supply readily available to it.  It is also separately identifiable in the contract from the supply obligation.

The variable consideration is allocated entirely to the license (or to the combined license and development and commercial services obligation) as the terms relate specifically to those obligations and not to the contingent supply obligation similar to our out-licensing arrangements with no other performance obligations.  This allocation is also consistent with the objectives stated in ASC 606-10-32-28 when considering all contractual performance obligations and payment terms. This fact pattern is consistent with Case B of Example 56 to ASC 606. The transaction price allocated to the supply represents a stand-alone selling price and the amount we expect to be entitled to for supplying such product. The estimated stand-alone selling price for the product supply is determined using contractual terms incorporating various methodologies such as cost-plus margin, cost-plus a percentage of net selling price or a percentage of the net selling price.

Ms. Nakada and Ms. Baynes	Page 3
3.
Please clarify for us the nature of your obligations to deliver clinical “supplies” and commercial product “supplies.” In this regard, tell us whether your obligation is limited to delivering ingredients or includes commercial product. Furthermore, explain how you determined that the supplies were distinct from the license and other performance obligations in your arrangements.

Thank you for your comment. To clarify, our obligations to supply product are limited to commercial product.  We will remove the reference to clinical product in future filings. In addition, we have one arrangement to supply the active product ingredient for Sustiva, one of our commercial products, which is then combined by the counterparty with their active product ingredients to form Atripla.

The product supply obligations are also considered distinct for the reasons described in our above response to Comment #2.

To facilitate the Staff’s review of this response and the response to Comment #2 above, we are supplementally providing a tabular breakdown of the amounts attributed to out-licensing arrangements by type of arrangement as a supplemental submission pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned promptly to us following the completion of the Staff’s review thereof in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to the procedures set forth in 17 C.F.R. §200.83.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852 or Robert Owens at (609) 419-6443.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Corporate Secretary

cc:	Robert J. Bertolini, Chair of the Audit Committee, Bristol-Myers Squibb Company
Giovanni Caforio, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, General Counsel, Bristol-Myers Squibb Company
Karen Santiago, Controller, Bristol-Myers Squibb Company
Robert J. Owens, Chief Accountant, Bristol-Myers Squibb Company

Attachment A

Note 3. REVENUE RECOGNITION

Alliance and other revenues consist primarily of amounts related to collaborations and out-licensing arrangements. Each of these arrangements are evaluated for whether they represent contracts that are within the scope of the revenue recognition guidance in their entirety or contain aspects that are within the scope of the guidance, either directly or by reference based upon the application of the guidance related to the derecognition of nonfinancial assets (ASC 610).

Performance obligations are identified and separated when the other party can benefit directly from the rights, goods or services either on their own or together with other readily available resources and when the rights, goods or services are not highly interdependent or interrelated.

Transaction prices for these arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development, regulatory and sales-based milestones because the ultimate outcomes are binary in nature. The expected value method is used to estimate royalties because a broad range of potential outcomes exist, except for instances in which such royalties relate to a license. Variable consideration is included in the transaction price only to the extent a significant reversal in the amount of cumulative revenue recognized is not probable of occurring when the uncertainty associated with the variable consideration is subsequently resolved. Significant judgment is required in estimating the amount of variable consideration to recognize when assessing factors outside of BMS’s influence such as likelihood of regulatory success, limited availability of third party information, expected duration of time until resolution, lack of relevant past experience, historical practice of offering fee concessions and a large number and broad range of possible amounts. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price and recognized at a point in time upon the transfer of control.

We have three types of out-licensing arrangements: 1) arrangements when we out-license intellectual property to another party and have no further performance obligations; 2) arrangements that include a license and an additional performance obligation to supply product upon the request of the third party; and 3) collaboration arrangements, which include transferring a license to a third party to jointly develop and commercialize a product.

Most out-licensing arrangements consist of a single performance obligation that is satisfied upon execution of the agreement when the development and commercialization rights are transferred to a third party. Up-front fees are recognized immediately and included in other income.  Although contingent development and regulatory milestone amounts are assessed each period for the likelihood of achievement, they are typically constrained and recognized when the uncertainty is subsequently resolved for the full amount of the milestone and included in other income.  Sales-based milestones and royalties are recognized when the milestone is achieved or the subsequent sales occur.  Sales-based milestones are included in other income and royalties are included in alliance and other revenue.
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Certain out-licensing arrangements may also include contingent performance obligations to supply commercial product to the third party upon its request.  The license and supply obligations are accounted for as separate performance obligations as they are considered distinct because the third party can benefit from the license either on its own or together with other supply resources readily available to it and the obligations are separately identifiable from other obligations in the contract in accordance with the revenue recognition guidance. After considering the standalone selling prices in these situations, upfront fees, contingent development and regulatory milestone amounts and sales-based milestone and royalties are allocated to the license and recognized in the manner described above. Consideration for the supply obligation is usually based upon stipulated cost-plus margin contractual terms which represent a standalone selling price.  The supply consideration is recognized at a point in time upon transfer of control of the product to the third party and included in alliance and other revenue.  The above fee allocation between the license and the supply represents the amount of consideration that the company expects to be entitled to for the satisfaction of the separate performance obligations.

Although collaboration arrangements are unique in nature, both parties are active participants in the operating activities and are exposed to significant risks and rewards depending on the commercial success of the activities.  Performance obligations inherent in these arrangements may include the transfer of certain development or commercialization rights, ongoing development and commercialization services and product supply obligations.  Except for certain product supply obligations which are considered distinct and accounted for as separate performance obligations similar to the manner discussed above, all other performance obligations are not considered distinct and are combined into a single performance obligation since the transferred rights are highly integrated and interrelated to our obligation to jointly develop and commercialize the product with the third party.  As a result, up-front fees and contingent development and regulatory milestones are recognized over time and included in other income as the license is combined with other development and commercialization obligations.  Royalties and profit sharing are recognized when the underlying sales and profits occur and are included in alliance and other revenue.  Refer to "-Note 4. Alliances" for further information.

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